Exhibit 99.1

Homeinns Hotel Group Reports Fourth Quarter and Full Year 2015 Financial Results

2,922 Hotels in Operation in 355 Cities across China

Shanghai, March 16, 2016 – Homeinns Hotel Group (NASDAQ: HMIN) (“Homeinns” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter and Full Year 2015 Highlights

•	Total revenues increased 2.6% year over year to RMB 1,677.4 million (US$258.9 million) for the fourth quarter of 2015. For the full year 2015, total revenues decreased 0.2% year over year to RMB 6,671.1 million (US$1,029.8 million).
•	Net loss attributable to ordinary shareholders was RMB 13.1 million (US$2.0 million) for the fourth quarter of 2015, compared with net income attributable to ordinary shareholders of RMB 84.6 million for the fourth quarter of 2014. For the full year 2015, net income attributable to ordinary shareholders was RMB 167.0 million (US$25.8 million), compared with net income attributable to ordinary shareholders of RMB 513.1 million for the full year 2014.
•	Adjusted net income attributable to ordinary shareholders (non-GAAP) decreased 44.6% year over year to RMB 61.5 million (US$9.5 million) for the fourth quarter of 2015. For the full year 2015, adjusted net income attributable to ordinary shareholders (non-GAAP) decreased 30.2% year over year to RMB 373.9 million (US$57.7 million).
•	EBITDA (non-GAAP) decreased 28.3% year over year to RMB 239.7 million (US$37.0 million) for the fourth quarter of 2015. For the full year 2015, EBITDA (non-GAAP) decreased 24.7% year over year to RMB 1,168.8 million (US$180.4 million).
•	Adjusted EBITDA (non-GAAP) decreased 12.9% year over year to RMB 314.2 million (US$48.5 million) for the fourth quarter of 2015. For the full year 2015, adjusted EBITDA (non-GAAP) decreased 12.7% year over year to RMB 1,375.7 million (US$212.4 million).
•	Net operating cash inflow decreased 37.9% year over year to RMB 216.2 million (US$33.4 million) for the fourth quarter of 2015 and decreased 16.2% year over year to RMB 1,127.8 million (US$174.1 million) for the full year 2015.
•	As of December 31, 2015, Homeinns operated 2,922 hotels in 355 cities across China, with a net addition of 135 hotels during the fourth quarter and 313 hotels during the full year 2015.

Hotel Development

	Hotels in Operations and Pipeline
	Group	Homeinn	Motel	Fairy- land	Yitel	Homeinn Plus	Superior*	Ripple*	Pebble Motel*	Comma**
Total Number of Hotels	2,922	2,341	422	29	68	53	1	2	4	2
Leased-and-Operated	929	680	162	21	29	35	0	0	0	2
Franchised-and-Managed	1,987	1,661	260	8	39	18	0	1	0	0
Franchised	6	0	0	0	0	0	1	1	4	0

Contracted or under Construction	171	95	22	2	21	20	0	0	0	11
Leased-and-Operated	33	4	2	0	8	8	0	0	0	11
Franchised-and-Managed	138	91	20	2	13	12	0	0	0	0
Under Due Diligence	165	129	10	0	10	9	0	1	3	3

* Superior, Ripple and Pebble Motel are new hotel brands launched during the fourth quarter of 2015.

**Comma is an apartment product launched during the fourth quarter of 2015.

	Openings		Closures*
	4Q2015	FY2015	4Q2015	FY2015
Total Number of Hotels	170	431	35	118
Leased-and-Operated	32	62	20	47
Franchised-and-Managed	132	363	15	71
Franchised	6	6	0	0

* Among these closures, 11 leased-and-operated hotels were closed due to conversion to our other brands, and one leased-and-operated hotel was closed and converted to a franchised-and-managed hotel during the fourth quarter of 2015. 26 leased-and-operated hotels were closed to convert to our other brands, and 3 leased-and-operated hotels were closed and converted to franchised-and-managed hotels during the full year 2015.

Operating Metrics

	Total Hotels
	4Q2015	3Q2015	4Q2014	FY2015	FY2014
Occupancy Rate	83.1%	86.6%	79.6%	83.2%	83.6%
Average Daily Rate (ADR, RMB)	159	171	163	162	165
Revenue per Available Room (RevPAR, RMB)	132	148	130	134	138

	Hotels Opened for at least 18 Months
	4Q2015	4Q2014	FY2015	FY2014
Occupancy Rate	84.0%	81.3%	84.5%	85.3%
Average Daily Rate (ADR, RMB)	157	161	161	165
Revenue per Available Room (RevPAR, RMB)	132	131	136	141

For the fourth quarter of 2015, occupancy rate increased by 3.5 percentage points while ADR decreased by 2.5% compared with the fourth quarter of 2014, resulting in an increase of 1.5% in RevPAR. For the full year 2015, occupancy rate decreased by 0.4 percentage points while ADR decreased by 1.8% compared with the full year 2014, resulting in a decrease of 2.9% in RevPAR.

As of December 31, 2015, a total of 2,257 hotels had been in operation for at least 18 months. During the fourth quarter of 2015, occupancy rate of these hotels increased year over year from 81.3% to 84.0%, and ADR decreased year over year from RMB 161 to RMB 157, resulting in an increase in RevPAR by 0.8% from RMB 131 to RMB 132. For the full year 2015, occupancy rate of these hotels decreased year over year from 85.3% to 84.5%, and ADR decreased year over year from RMB 165 to RMB 161, resulting in a decrease in RevPAR by 3.5% from RMB 141 to RMB 136.

Homeinns Hotel Group had a total of 53.9 million unique non-corporate members under its frequent guests program as of December 31, 2015.

Financial Results for Fourth Quarter and Full Year 2015

Revenues

(RMB/USD in Millions)	4Q2015		4Q2014		FY2015		FY2014
	RMB	USD	RMB	V%	RMB	USD	RMB	V%
Leased-and-Operated Hotels	1,402.3	216.5	1,391.1	0.8%	5,631.2	869.3	5,741.8	-1.9%
Franchised-and-Managed Hotels	275.2	42.5	244.2	12.7%	1,039.9	160.5	940.9	10.5%
Total Revenues	1,677.4	258.9	1,635.3	2.6%	6,671.1	1,029.8	6,682.7	-0.2%
Less: Business Taxes	-99.7	-15.4	-100.3	-0.6%	-395.4	-61.0	-411.1	-3.8%
Net Revenues	1,577.7	243.6	1,535.0	2.8%	6,275.7	968.8	6,271.6	0.1%

Note: “V%” represents year-over-year percentage change in amounts

For the fourth quarter of 2015, revenues from leased-and-operated hotels increased 0.8% year over year to RMB 1.40 billion (US$216.5 million). The year-over-year increase in revenues from leased-and-operated hotels in the fourth quarter of 2015 was mainly due to an increase in RevPAR. Revenues from franchised-and-managed hotels increased 12.7% year over year to RMB 275.2 million (US$42.5 million) for the fourth quarter of 2015. The year-over-year increase in revenues from franchised-and-managed hotels in the fourth quarter of 2015 was mainly driven by an increase in the number of hotels and hotel rooms in operation.

For the full year 2015, revenues from leased-and-operated hotels decreased 1.9% year over year to RMB 5.63 billion (US$869.3 million). The year-over-year decrease in revenues from leased-and-operated hotels in the full year 2015 was mainly due to a decrease in RevPAR. Revenues from franchised-and-managed hotels increased 10.5% year over year to RMB 1.04 billion (US$160.5 million) for the full year of 2015. The year-over-year increase in revenues from franchised-and-managed hotels was mainly driven by an increase in the number of hotels and hotel rooms in operation, although partially offset by a decrease in RevPAR.

Total Operating Costs and Expenses / Income from Operations

(RMB/USD in Millions)	Fourth Quarter 2015
					Adjusted
	GAAP Results				Non-GAAP Results*
	RMB	USD	Vpts		RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,352.7	208.8	1.2	pts	1,349.6	208.3	1.3	pts
Personnel Costs of Franchised-and-Managed Hotels	35.7	5.5	0.0	pts	31.8	4.9	0.0	pts
Sales and Marketing Expenses	41.3	6.4	1.1	pts	41.2	6.4	1.1	pts
General and Administrative Expenses	122.7	18.9	2.6	pts	68.5	10.6	0.3	pts
Total Operating Costs and Expenses	1,552.3	239.6	4.9	pts	1,491.1	230.2	2.7	pts
Income from Operations	19.9	3.1	-5.1	pts	81.0	12.5	-2.8	pts

	Full Year 2015
					Adjusted
	GAAP Results				Non-GAAP Results*
	RMB	USD	Vpts		RMB	USD	Vpts
Leased-and-Operated Hotel Costs	5,211.7	804.5	3.0	pts	5,199.9	802.7	3.0	pts
Personnel Costs of Franchised-and-Managed Hotels	228.2	35.2	0.4	pts	214.8	33.2	0.4	pts
Sales and Marketing Expenses	115.1	17.8	0.1	pts	114.4	17.7	0.1	pts
General and Administrative Expenses	362.0	55.9	0.8	pts	258.3	39.9	0.2	pts
Total Operating Costs and Expenses	5,917.0	913.4	4.2	pts	5,787.5	893.4	3.7	pts
Income from Operations	350.7	54.1	-4.3	pts	480.3	74.1	-3.8	pts

*Adjusted Non-GAAP results exclude share-based compensation expenses, integration costs, and expenses related to going-private activities.

Note: “Vpts” represents year-over-year change in percentage points of total revenues

For the fourth quarter of 2015, total operating costs and expenses were RMB 1.55 billion (US$239.6 million), representing 92.5% of total revenues. Total operating costs and expenses excluding any share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) for the fourth quarter of 2015 were 88.9% of total revenues, compared to 86.2% in the same period a year ago.

For the full year 2015, total operating costs and expenses were RMB 5.92 billion (US$913.4 million), representing 88.7% of total revenues. Total operating costs and expenses excluding any share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) for the full year 2015 were 86.8% of total revenues, compared to 83.1% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.35 billion (US$208.8 million) for the fourth quarter of 2015, representing 96.5% of the leased-and-operated hotel revenues, compared to 93.3% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 96.2% of the leased-and-operated hotel revenues in the fourth quarter of 2015, compared to 93.1% in the same period a year ago. The year-over-year increase in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues for the fourth quarter of 2015 was mainly due to the higher rental and depreciation cost from our having a higher proportion of midscale hotels and to the higher depreciation cost from economy hotel upgrading.

Total leased-and-operated hotel costs were RMB 5.21 billion (US$804.5 million) for the full year 2015, representing 92.5% of the leased-and-operated hotel revenues, compared to 87.5% in 2014. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 92.3% of the leased-and-operated hotel revenues in the full year 2015, compared to 87.2% in 2014. The year-over-year increase in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues for the full year 2015 was mainly due to increased rental and depreciation costs and a decrease in RevPAR which resulted in a lower revenue base per hotel while a significant portion of the hotel costs was fixed.

Pre-opening cost was RMB 22.5 million (US$3.5 million) for the fourth quarter of 2015, compared to RMB 18.5 million in the fourth quarter of 2014. For the full year 2015, pre-opening cost was RMB 77.4 million (US$11.9 million), compared to RMB 44.6 million in 2014.

•	Personnel costs of franchised-and-managed hotels were RMB 35.7 million (US$5.5 million) for the fourth quarter of 2015, representing 13.0% of the franchised-and-managed hotel revenues, compared to 14.0% in the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 11.6% of franchised-and-managed hotel revenues in the fourth quarter of 2015, compared to 12.6% in the same period of 2014. The year-over-year decrease in personnel costs of franchised-and-managed hotels as a percentage of franchised-and-managed hotel revenues for the fourth quarter of 2015 was mainly due to the lower year-end bonuses.

Personnel costs of franchised-and-managed hotels were RMB 228.2 million (US$35.2 million) for the full year 2015, representing 21.9% of the franchised-and-managed hotel revenues, compared to 21.4% in 2014. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 20.7% of franchised-and-managed hotel revenues in the full year 2015, compared to 20.0% in 2014. The year-over-year increase in personnel costs of franchised-and-managed hotels as a percentage of franchised-and-managed hotel revenues for the full year 2015 was mainly due to a lower revenue base per hotel.

•	Sales and marketing expenses were RMB 41.3 million (US$6.4 million) for the fourth quarter of 2015, representing 2.5% of total revenues, compared to 1.4% in the same period a year ago. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 2.5% of total revenues for the fourth quarter of 2015, compared to 1.4% in the same period of 2014. The year-over-year increase in sales and marketing expenses as a percentage of total revenues for the fourth quarter of 2015 was mainly due to the increased cost related to membership loyalty program.

Sales and marketing expenses were RMB 115.1 million (US$17.8 million) for the full year 2015, representing 1.7% of total revenues, compared to 1.6% in 2014. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.7% of total revenues for the full year 2015, compared to 1.6% in 2014.

•	General and administrative expenses were RMB 122.7 million (US$18.9 million) for the fourth quarter of 2015, representing 7.3% of total revenues, compared to 4.7% in the same period a year ago. General and administrative expenses excluding share-based compensation expenses, integration costs, and expenses related to going-private activities (non-GAAP) were 4.1% of total revenues for the fourth quarter of 2015, compared to 3.7% in the same period of 2014. The year-over-year increase in general and administrative expenses as a percentage of total revenues for the fourth quarter of 2015 was mainly due to increased staff cost for new product development.

General and administrative expenses were RMB 362.0 million (US$55.9 million) for the full year 2015, representing 5.4% of total revenues, compared to 4.7% in 2014. General and administrative expenses excluding share-based compensation expenses, integration costs, acquisition expenses, and expenses related to going-private activities (non-GAAP) were 3.9% of total revenues for the full year 2015, compared to 3.7% in 2014. The year-over-year increase in general and administrative expenses as a percentage of total revenues for the full year 2015 was mainly due to a bad debt provision related to a specific hotel project.

Income from Operations was RMB 19.9 million (US$3.1 million) for the fourth quarter of 2015 compared to RMB 102.5 million in the same period a year ago. Income from operations excluding share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) for the fourth quarter of 2015 was RMB 81.0 million (US$12.5 million), or 4.8% of total revenues, compared to RMB 125.6 million, or 7.7% of total revenues, in the same period of 2014.

For the full year of 2015, income from operations was RMB 350.7 million (US$54.1 million) compared to RMB 640.6 million in 2014. Income from operations excluding share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) for the full year 2015 was RMB 480.3 million (US$74.1 million), or 7.2% of total revenues, compared to RMB 736.3 million, or 11.0% of total revenues, in 2014.

EBITDA (non-GAAP)

(RMB/USD in Millions)	Fourth Quarter 2015				Fourth Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	239.7	37.0	14.3%	-28.3%	334.3	51.6	20.4%
Foreign Exchange Loss/(Gain), Net	5.9	0.9	0.4%		-4.6	-0.7	-0.3%
Share-Based Compensation	17.7	2.7	1.1%		21.3	3.3	1.3%
Expenses Related to Going-Private Activities	41.9	6.5	2.5%		-	-	-
Integration Costs	1.6	0.3	0.1%		1.8	0.3	0.1%
Loss on Change in Fair Value of Convertible Notes	7.5	1.2	0.4%		7.9	1.2	0.5%
Adjusted EBITDA (Non-GAAP)	314.2	48.5	18.7%	-12.9%	360.7	55.7	22.1%

	Full Year 2015				Full Year 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	1,168.8	180.4	17.5%	-24.7%	1,553.1	239.8	23.2%
Foreign Exchange Loss, Net	41.0	6.3	0.6%		11.5	1.8	0.2%
Share-Based Compensation	76.4	11.8	1.1%		87.7	13.5	1.3%
Acquisition Expenses	-	-	-		0.7	0.1	0.0%
Expenses Related to Going-Private Activities	46.7	7.2	0.7%		-	-	-
Integration Costs	6.4	1.0	0.1%		7.3	1.1	0.1%
Gain on Waived Liability Related with Motel Acquisition	-	-	-		-11.9	-1.8	-0.2%
Loss/(Gain) on Buy-Back of Convertible Notes	1.7	0.3	0.0%		-0.7	-0.1	0.0%
Loss/(Gain) on Change in Fair Value of Convertible Notes	34.6	5.3	0.5%		-71.9	-11.1	-1.1%
Adjusted EBITDA (Non-GAAP)	1,375.7	212.4	20.6%	-12.7%	1,575.7	243.3	23.6%
Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

Net Income Attributable to Ordinary Shareholders

(RMB/USD in Millions)	Fourth Quarter 2015				Fourth Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income Attributable to Ordinary Shareholders (GAAP)	-13.1	-2.0	-0.8%	-115.4%	84.6	13.1	5.2%
Foreign Exchange Loss/(Gain), Net	5.9	0.9	0.4%		-4.6	-0.7	-0.3%
Share-Based Compensation	17.7	2.7	1.1%		21.3	3.3	1.3%
Expenses Related to Going-Private Activities	41.9	6.5	2.5%		-	-	-
Integration Costs	1.6	0.3	0.1%		1.8	0.3	0.1%
Loss/(Gain) on Change in Fair Value of Convertible Notes	7.5	1.2	0.4%		7.9	1.2	0.5%
Adjusted net income attributable to ordinary shareholders (Non-GAAP)	61.5	9.5	3.7%	-44.6%	110.9	17.1	6.8%

	Full Year 2015				Full Year 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income Attributable to Ordinary Shareholders (GAAP)	167.0	25.8	2.5%	-67.4%	513.1	79.2	7.7%
Foreign Exchange Loss, Net	41.0	6.3	0.6%		11.5	1.8	0.2%
Share-Based Compensation	76.4	11.8	1.1%		87.7	13.5	1.3%
Acquisition Expenses	-	-	-		0.7	0.1	0.0%
Expenses Related to Going-Private Activities	46.7	7.2	0.7%		-	-	-
Integration Costs	6.4	1.0	0.1%		7.3	1.1	0.1%
Gain on Waived Liability Related with Motel Acquisition	-	-	-		-11.9	-1.8	-0.2%
Loss/(Gain) on Buy-Back of Convertible Notes	1.7	0.3	0.0%		-0.7	-0.1	0.0%
Loss/(Gain) on Change in Fair Value of Convertible Notes	34.6	5.3	0.5%		-71.9	-11.1	-1.1%
Adjusted net income attributable to ordinary shareholders (Non-GAAP)	373.9	57.7	5.6%	-30.2%	535.8	82.7	8.0%

Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

Adjusted Net Income Attributable to Ordinary Shareholders (Non–GAAP) decreased year over year by 44.6% to RMB 61.5 million (US$9.5 million) for the fourth quarter 2015, representing 3.7% of total revenues compared to 6.8% in the same period a year ago. For the full year 2015, adjusted net income attributable to ordinary shareholders (Non–GAAP) decreased year over year by 30.2% to RMB 373.9 million (US$57.7 million), representing 5.6% of total revenues compared to 8.0% in 2014. The year-over-year decreases in adjusted net margins (non-GAAP)1 for both the quarter and full year were mainly due to the decreases in adjusted income from operations margin (non-GAAP)2.

1“Adjusted net margin rate (non-GAAP)” is defined as adjusted net income (non-GAAP) as a percentage of total revenues.

2“Adjusted income from operations margin rate (non-GAAP)” is defined as income from operations excluding share-based compensation expenses, integration costs, acquisition expenses, and expenses related to going-private activities (non-GAAP) as a percentage of total revenues.

Basic and Diluted Earnings Per Share / Earnings Per ADS

	Fourth Quarter 2015				Full Year 2015
	Ordinary Share		ADS Share		Ordinary Share		ADS Share
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Basic	-0.14	-0.02	-0.28	-0.04	1.74	0.27	3.48	0.54
Diluted	-0.14	-0.02	-0.28	-0.04	1.74	0.27	3.48	0.54

Adjusted Basic (Non-GAAP)	0.64	0.10	1.28	0.20	3.89	0.60	7.78	1.20
Adjusted Diluted (Non-GAAP)	0.64	0.10	1.28	0.20	3.83	0.59	7.66	1.18

Cash Flow

For the fourth quarter of 2015, net operating cash inflow was RMB 216.2 million (US$33.4 million), compared to RMB 348.1 million in the same period of 2014. Capitalized expenditures for the fourth quarter of 2015 were RMB 284.5 million (US$43.9 million), while related cash paid for capital expenditures during the quarter was RMB 151.8 million (US$23.4 million).

For the full year 2015, net operating cash inflow was RMB 1.13 billion (US$174.1 million), compared to RMB 1.35 billion in 2014. Capitalized expenditures for the full year 2015 were RMB 727.4 million (US$112.3 million), while related cash paid for capital expenditures during the year was RMB 619.4 million (US$95.6 million).

Balance Sheet

As of December 31, 2015, Homeinns Hotel Group had cash and cash equivalents of RMB 1,093.7 million (US$168.8 million). The convertible notes issued in December 2010 were fully repaid in December 2015.

Upcoming HMIN Extraordinary General Meeting

The Company has scheduled an extraordinary general meeting to be held on March 25, 2016, at 10:00 a.m. Shanghai time, at the executive offices of the Company, located at 124 Cao Bao Road, Shanghai, 200235, People’s Republic of China. The extraordinary general meeting is being convened to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger dated as of December 6, 2015, among (i) the Company, (ii) BTG Hotels Group (HONGKONG) Holdings Co., Limited (“Holdco”), a wholly owned subsidiary of BTG Hotels (Group) Co., Ltd., a PRC joint stock company that is listed on the Shanghai Stock Exchange (“BTG Hotels”), (iii) BTG Hotels Group (CAYMAN) Holding Co., Ltd (“Merger Sub”), a wholly owned subsidiary of Holdco, and (iv) solely for the purposes of certain sections thereof, BTG Hotels. Subject to the approval of the extraordinary general meeting, Merger Sub will be merged with and into the Company pursuant to the agreement and plan of merger, with the Company continuing as the surviving company. A related transaction statement on Schedule 13E-3 and a proxy statement with respect thereto were filed with the SEC on February 23, 2016. Investors, shareholders and ADS holders of the Company are urged to read carefully and in their entirety these and other materials filed with or furnished to the SEC when they become available, as they contain important information about the Company, the proposed merger and related matters. The proxy statement was mailed to the Company’s ADS holders on or about February 26, 2016 and to the Company’s shareholders on or about March 4, 2016. The Special Committee of the Board comprised of independent directors reviewed the transaction and recommends that stockholders approve the transaction.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.4778 to US$1.00, the noon buying rate for December 31, 2015 set forth in the H.10 statistical release of the Federal Reserve Board.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol "HMIN." For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Homeinns Hotel Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Homeinns Hotel Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs and expenses related to going-private activities
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs and expenses related to going-private activities

(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs and expenses related to going-private activities

(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses and expenses related to going-private activities

(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and expenses related to going-private activities

(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan and expenses related to going-private activities

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Homeinns Hotel Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Homeinns Hotel Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Homeinns Hotel Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Homeinns Hotel Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Homeinns Hotel Group’s business. In addition, Homeinns Hotel Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Homeinns Hotel Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Homeinns Hotel Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Homeinns Hotel Group’s future results will be unaffected by other charges and gains Homeinns Hotel Group considers to be outside the ordinary course of its business.

Homeinns Hotel Group completed its acquisition of 100% equity interest in Motel 168, or Motel, and took control of Motel effective on October 1, 2011. Homeinns Hotel Group had consolidated Motel’s operating and financial results since October 1, 2011. By the third quarter of 2013, Homeinns Hotel Group had substantially completed Motel’s integration and ceased to present separate operating metrics and revenues for Motel.

For investor and media inquiries, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Homeinns Hotel Group
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2014	December 31, 2015
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	949,690	1,093,695	168,837
Restricted cash	12,726	11,522	1,779
Accounts receivable, net	95,501	106,122	16,382
Receivables from related parties	3,476	3,469	536
Consumables	44,446	51,032	7,878
Prepayments and other current assets	171,703	246,544	38,060
Deferred tax assets	129,685	131,166	20,249

Total current assets	1,407,227	1,643,550	253,721

Investment	11,709	14,682	2,267
Property and equipment, net	4,000,041	3,831,431	591,471
Goodwill	2,323,241	2,326,289	359,117
Intangible assets, net	1,126,636	1,079,616	166,664
Other assets	90,995	109,161	16,852
Non-current deferred tax assets	434,847	487,596	75,272

Total assets	9,394,696	9,492,325	1,465,364

LIABILITIES
Current liabilities:
Accounts payable	86,949	103,382	15,959
Notes payable	-	4,496	694
Payables to related parties	4,166	15,697	2,423
Financial liability, current portion[2]	1,029,577	-	-
Short-term loans	-	424,680	65,559
Salaries and welfare payable	228,127	211,487	32,648
Income tax payable	117,830	116,340	17,960
Other taxes payable	34,074	48,188	7,439
Deferred revenues	225,417	216,123	33,364
Long-term loans, current portion	-	50,000	7,719
Other unpaid and accruals	255,460	305,481	47,160
Other payables	742,853	854,521	131,915
Deferred tax liability	60,764	46,949	7,248

Total current liabilities	2,785,217	2,397,344	370,088

Long term loans		100,000	15,437
Deferred rental	705,284	695,008	107,291
Deferred revenues	51,289	46,349	7,155
Deposits due to franchisees	144,892	155,402	23,990
Other long term payables	13,018	5,314	820
Unfavorable lease liabilities	331,282	294,944	45,532
Deferred tax liabilities	292,575	287,817	44,431

Total liabilities	4,323,557	3,982,178	614,744

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 95,703,960 and 97,535,374 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	3,698	3,757	580

Additional paid-in capital	3,191,076	3,403,361	525,388
Statutory reserves	256,013	286,369	44,208

Retained earnings	1,604,246	1,740,929	268,753

Less: Treasury stock (0 and 37,696 shares as of December 31, 2014 and December 31, 2015, respectively)	-	(2,759)	(426)

Total Home Inns shareholders' equity	5,055,033	5,431,657	838,503

Noncontrolling interests	16,106	78,490	12,117

Total shareholders’ equity	5,071,139	5,510,147	850,620

Total liabilities and shareholders’ equity	9,394,696	9,492,325	1,465,364

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.4778 on December 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes measured at fair value.

Homeinns Hotel Group
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB '000	96,238	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000

Revenues:
Leased-and-operated hotels	1,391,084	1,573,685	1,402,267	216,473	5,741,804	5,631,242	869,314
Franchised-and-managed hotels	244,219	282,257	275,152	42,476	940,944	1,039,871	160,528

Total revenues	1,635,303	1,855,942	1,677,419	258,949	6,682,748	6,671,113	1,029,842
Less: Business tax and related surcharges	(100,323)	(108,934)	(99,720)	(15,394)	(411,118)	(395,394)	(61,038)

Net revenues	1,534,980	1,747,008	1,577,699	243,555	6,271,630	6,275,719	968,804

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(564,347)	(554,722)	(578,745)	(89,343)	(2,172,804)	(2,239,521)	(345,722)
Personnel costs	(256,033)	(293,685)	(262,696)	(40,553)	(1,075,222)	(1,107,260)	(170,931)
Depreciation and amortization	(187,816)	(200,365)	(202,325)	(31,234)	(742,886)	(792,930)	(122,407)
Consumables, food and beverage	(97,864)	(120,355)	(113,233)	(17,480)	(362,760)	(409,001)	(63,139)
Others	(192,474)	(169,037)	(195,657)	(30,204)	(669,441)	(662,946)	(102,341)

Total leased-and-operated hotel costs	(1,298,534)	(1,338,164)	(1,352,656)	(208,814)	(5,023,113)	(5,211,658)	(804,540)

Personnel costs of Franchised-and-managed hotels	(34,280)	(82,570)	(35,670)	(5,506)	(201,244)	(228,219)	(35,231)
Sales and marketing expenses	(22,700)	(25,626)	(41,337)	(6,381)	(109,813)	(115,075)	(17,765)
General and administrative expenses	(77,426)	(82,733)	(122,656)	(18,935)	(312,008)	(362,041)	(55,889)

Total operating costs and expenses	(1,432,940)	(1,529,093)	(1,552,319)	(239,636)	(5,646,178)	(5,916,993)	(913,425)

Other income/(loss)	448	(4,165)	(5,529)	(854)	15,193	(7,995)	(1,234)

Income from operations	102,488	213,750	19,851	3,065	640,645	350,731	54,145

Interest income	3,777	6,610	4,243	655	9,295	19,248	2,971
Interest expenses	(5,674)	(5,303)	(5,850)	(903)	(41,759)	(22,276)	(3,439)
Loss from equity investment	(193)	(163)	(405)	(63)	(324)	(1,587)	(245)
(Loss)/gain on change in fair value of convertible notes	(7,851)	(570)	(7,455)	(1,151)	71,945	(34,624)	(5,345)
Gain/(loss) on buy-back of convertible notes	-	-	-	-	650	(1,682)	(260)
Non-operating income	41,400	44,146	26,914	4,155	81,739	81,651	12,605
Foreign exchange gain/(loss), net	4,606	(35,012)	(5,876)	(907)	(11,500)	(41,034)	(6,335)

Income before income tax expenses and noncontrolling interests	138,553	223,458	31,422	4,851	750,691	350,427	54,097

Income tax expense	(53,064)	(74,270)	(43,722)	(6,750)	(231,323)	(177,741)	(27,438)

Net income/(loss)	85,489	149,188	(12,300)	(1,899)	519,368	172,686	26,659

Less:Net income attributable to noncontrolling interests	(918)	(3,590)	(750)	(116)	(6,253)	(5,643)	(871)

Net income/(loss) attributable to ordinary shareholders	84,571	145,598	(13,050)	(2,015)	513,115	167,043	25,788

Earnings per share
— Basic	0.88	1.51	(0.14)	(0.02)	5.38	1.74	0.27

— Diluted	0.88	1.51	(0.14)	(0.02)	4.55	1.74	0.27

Weighted average ordinary shares outstanding
— Basic	95,655	96,347	96,517	96,517	95,345	96,216	96,216

— Diluted	95,655	96,347	96,517	96,517	102,814	96,238	96,238

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,856	1,349	1,763	272	7,702	6,638	1,025
Personnel costs of Franchised-and-managed hotels	3,479	2,727	3,822	590	13,152	13,423	2,072
Sales and marketing expenses	179	129	121	19	832	642	99
General and administrative expenses	15,810	13,684	11,949	1,845	66,020	55,736	8,604

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.4778 on December 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2015
	GAAP Result	% of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,352,656)	80.6%	1,763	-	1,316	0.2%	(1,349,577)	80.5%
Personnel costs of Franchised-and-managed hotels	(35,670)	2.1%	3,822	-	-	0.2%	(31,848)	1.9%
Sales and marketing expenses	(41,337)	2.5%	121	-	-	0.0%	(41,216)	2.5%
General and administrative expenses	(122,656)	7.3%	11,949	41,907	317	3.2%	(68,483)	4.1%

Total operating costs and expenses	(1,552,319)	92.5%	17,655	-	1,633	3.6%	(1,491,124)	88.9%

Income from operations	19,851	1.2%	17,655	-	1,633	3.6%	81,046	4.8%

	Quarter Ended December 31, 2015
	GAAP Result	% of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$ '000		US$ '000	US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(208,814)	80.6%	272	-	203	0.2%	(208,339)	80.5%
Personnel costs of Franchised-and-managed hotels	(5,506)	2.1%	590	-	-	0.2%	(4,916)	1.9%
Sales and marketing expenses	(6,381)	2.5%	19	-	-	0.0%	(6,362)	2.5%
General and administrative expenses	(18,935)	7.3%	1,845	6,469	49	3.2%	(10,572)	4.1%

Total operating costs and expenses	(239,636)	92.5%	2,726	-	252	3.6%	(230,189)	88.9%

Income from operations	3,065	1.2%	2,726	-	252	3.6%	12,512	4.8%

	Quarter Ended September 30, 2015
	GAAP Result	% of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	%of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,338,164)	72.1%	1,349	-	1,295	0.1%	(1,335,520)	72.0%
Personnel costs of Franchised-and-managed hotels	(82,570)	4.4%	2,727	-	-	0.1%	(79,843)	4.3%
Sales and marketing expenses	(25,626)	1.4%	129	-	-	0.0%	(25,497)	1.4%
General and administrative expenses	(82,733)	4.5%	13,684	4,797	317	1.0%	(63,935)	3.4%

Total operating costs and expenses	(1,529,093)	82.4%	17,889	-	1,612	1.3%	(1,504,795)	81.1%

Income from operations	213,750	11.5%	17,889	-	1,612	1.3%	238,048	12.8%

	Quarter Ended December 31, 2014
	GAAP Result	% of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,298,534)	79.4%	1,856	-	1,478	0.2%	(1,295,200)	79.2%
Personnel costs of Franchised-and-managed hotels	(34,280)	2.1%	3,479	-	-	0.2%	(30,801)	1.9%
Sales and marketing expenses	(22,700)	1.4%	179	-	-	0.0%	(22,521)	1.4%
General and administrative expenses	(77,426)	4.7%	15,810	-	317	1.0%	(61,299)	3.7%

Total operating costs and expenses	(1,432,940)	87.6%	21,324	-	1,795	1.4%	(1,409,821)	86.2%

Income from operations	102,488	6.3%	21,324	-	1,795	1.4%	125,607	7.7%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.4778 on December 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Year Ended December 31, 2015
	GAAP Result	% of Total Revenue	Share-based Compensation	Expenses related to going private activities	Acquisition expenses	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(5,211,658)	78.1%	6,638	-	-	5,112	0.2%	(5,199,908)	77.9%
Personnel costs of Franchised-and-managed hotels	(228,219)	3.4%	13,423	-	-	-	0.2%	(214,796)	3.2%
Sales and marketing expenses	(115,075)	1.7%	642	-	-	-	0.0%	(114,433)	1.7%
General and administrative expenses	(362,041)	5.4%	55,736	46,704	-	1,268	1.6%	(258,333)	3.9%

Total operating costs and expenses	(5,916,993)	88.7%	76,439	46,704	-	6,380	1.9%	(5,787,470)	86.8%

Income from operations	350,731	5.3%	76,439	46,704	-	6,380	1.9%	480,254	7.2%

	Year Ended December 31, 2015
	GAAP Result	% of Total Revenue	Share-based Compensation	Expenses related to going private activities	Acquisition expenses	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$ '000		US$ '000	US$ '000	US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(804,541)	78.1%	1,025	-	-	789	0.2%	(802,727)	77.9%
Personnel costs of Franchised-and-managed hotels	(35,231)	3.4%	2,072	-	-	-	0.2%	(33,159)	3.2%
Sales and marketing expenses	(17,765)	1.7%	99	-	-	-	0.0%	(17,665)	1.7%
General and administrative expenses	(55,889)	5.4%	8,604	7,210	-	196	1.6%	(39,880)	3.9%

Total operating costs and expenses	(913,426)	88.7%	11,800	7,210	-	985	1.9%	(893,431)	86.8%

Income from operations	54,144	5.3%	11,800	7,210	-	985	1.9%	74,138	7.2%

	Year Ended December 31, 2014
	GAAP Result	% of Total Revenue	Share-based Compensation	Expenses related to going private activities	Acquisition expenses	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(5,023,113)	75.2%	7,702	-	-	6,017	0.2%	(5,009,394)	75.0%
Personnel costs of Franchised-and-managed hotels	(201,244)	3.0%	13,152	-	-	-	0.2%	(188,092)	2.8%
Sales and marketing expenses	(109,813)	1.6%	832	-	-	-	0.0%	(108,981)	1.6%
General and administrative expenses	(312,008)	4.7%	66,020	-	691	1,268	1.0%	(244,029)	3.7%

Total operating costs and expenses	(5,646,178)	84.5%	87,706	-	691	7,285	1.4%	(5,550,496)	83.1%

Income from operations	640,645	9.6%	87,706	-	691	7,285	1.4%	736,327	11.0%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.4778 on December 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB '000	RMB '000	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss) attributable to ordinary shareholders (GAAP)	84,571	145,598	(13,050)	(2,015)	513,115	167,043	25,788
Foreign exchange (gain)/loss, net	(4,606)	35,012	5,876	907	11,500	41,034	6,335
Share-based compensation	21,324	17,889	17,655	2,726	87,706	76,439	11,800
Acquisition expenses	-	-	-	-	691	-	-
Expenses related to going private activities	-	4,797	41,907	6,469	-	46,704	7,210
Integration cost	1,795	1,612	1,633	252	7,285	6,380	985
Gain on waived liability related with Motel acquisition	-				(11,919)	-	-
(Gain)/loss on buy-back of convertible notes	-	-	-	-	(650)	1,682	260
Loss/(gain) on change in fair value of convertible notes	7,851	570	7,455	1,151	(71,945)	34,624	5,345

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	110,935	205,478	61,476	9,490	535,783	373,906	57,721

	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB '000	RMB '000	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	0.88	1.51	(0.14)	(0.02)	5.38	1.74	0.27

— Diluted	0.88	1.51	(0.14)	(0.02)	4.55	1.74	0.27

Weighted average ordinary shares outstanding
— Basic	95,655	96,347	96,517	96,517	95,345	96,216	96,216

— Diluted	95,655	96,347	96,517	96,517	102,814	96,238	96,238
Adjusted earnings per share (Non-GAAP)
— Basic	1.16	2.13	0.64	0.10	5.62	3.89	0.60

— Diluted	1.13	2.05	0.64	0.10	5.43	3.83	0.59

Weighted average ordinary shares outstanding
— Basic	95,655	96,347	96,517	96,517	95,345	96,216	96,216

— Diluted	102,704	102,702	96,604	96,604	102,814	102,449	102,449

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.4778 on December 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2014	Sept 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB '000	RMB '000	RMB '000	US$ '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	85,489	149,188	(12,300)	(1,899)	519,368	172,686	26,658
Interest income	(3,777)	(6,610)	(4,243)	(655)	(9,295)	(19,248)	(2,971)
Interest expenses	5,674	5,303	5,850	903	41,759	22,276	3,439
Income tax expense	53,064	74,270	43,722	6,750	231,323	177,741	27,438
Depreciation and amortization	193,863	206,823	206,667	31,904	769,911	815,381	125,873

EBITDA (Non-GAAP)	334,313	428,974	239,696	37,003	1,553,066	1,168,836	180,437

Foreign exchange loss/(gain), net	(4,606)	35,012	5,876	907	11,500	41,034	6,335
Share-based compensation	21,324	17,889	17,655	2,726	87,706	76,439	11,800
Acquisition expenses	-	-	-	-	691	-	-
Expenses related to going private activities	-	4,797	41,907	6,469	-	46,704	7,210
Integration cost	1,795	1,612	1,633	252	7,285	6,380	985
Gain on waived liability related with Motel acquisition	-	-	-	-	(11,919)	-	-
(Gain)/loss on buy-back of convertible notes	-	-	-	-	(650)	1,682	260
Loss/(gain) on change in fair value of convertible notes	7,851	570	7,455	1,151	(71,945)	34,624	5,345

Adjusted EBITDA (Non-GAAP)	360,677	488,854	314,222	48,508	1,575,734	1,375,699	212,372

%of total revenue	22.1%	26.3%	18.7%	18.7%	23.6%	20.6%	20.6%

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group. The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended			As of and for the year ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2014	December 31, 2015
	Group	Group	Group	Group	Group
Total Hotels in operation:	2,609	2,787	2,922	2,609	2,922
Leased-and-operated hotels	914	917	929	914	929
Franchised-and-managed hotels	1,695	1,870	1,993	1,695	1,993

Total rooms	296,075	311,608	321,802	296,075	321,802

Occupancy rate (as a percentage)	79.6%	86.6%	83.1%	83.6%	83.2%

Average daily rate (in RMB)	163	171	159	165	162

RevPAR (in RMB)	130	148	132	138	134

Like-for-like performance for hotels opened for at least 18 months at the end of the period

	As of and for the quarter ended		As of and for the year ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
	Group	Group	Group	Group
Total Hotels in operation:	1,899	2,257	1,899	2,257
Leased-and-operated hotels	844	873	844	873
Franchised-and-managed hotels	1,055	1,384	1,055	1,384

Total rooms	221,376	255,319	221,376	255,319

Occupancy rate (as a percentage)	81.3%	84.0%	85.3%	84.5%

Average daily rate (in RMB)	161	157	165	161

RevPAR (in RMB)	131	132	141	136

“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.